    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 17, 2001.



                                                      REGISTRATION NO. 333-66592

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          AT&T WIRELESS SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           4812                          91-1379052
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                        7277 164TH AVENUE NE, BUILDING 1
                           REDMOND, WASHINGTON 98052
                                 (425) 580-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               GREGORY P. LANDIS
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          AT&T WIRELESS SERVICES, INC.
                        7277 164TH AVENUE NE, BUILDING 1
                           REDMOND, WASHINGTON 98052
                                 (425) 580-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:
                              STEWART M. LANDEFELD
                                PERKINS COIE LLP
                         1201 THIRD AVENUE, 48TH FLOOR
                           SEATTLE, WASHINGTON 98101
                                 (206) 583-8888

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                               25,000,000 SHARES
                          AT&T WIRELESS SERVICES, INC.
                                  COMMON STOCK

                           -------------------------

     We may offer and issue, from time to time, up to 25,000,000 shares of our common stock, par value $0.01 per share, in connection with acquisitions of other businesses or assets.

     The consideration for such acquisitions may consist of shares of our common stock, cash, notes or other evidences of debt, assumption of liabilities or any combination thereof.

                           -------------------------

     This prospectus does not cover any resale of our common stock and we have not authorized anyone to use this prospectus in connection with any resale or distribution.


     Our common stock is listed and traded on the New York Stock Exchange under the symbol "AWE." On August 16, 2001, the last sale price of our common stock was $16.67 per share.


                           -------------------------


     BEFORE PURCHASING SHARES OF OUR COMMON STOCK YOU SHOULD CAREFULLY REVIEW THE RISK FACTORS SECTION OF THIS PROSPECTUS, WHICH BEGINS ON PAGE 6.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------


                 The date of this prospectus is August 17, 2001

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Forward-Looking Statements..................................    1
Prospectus Summary..........................................    3
Where You Can Find More Information.........................    4
Risk Factors................................................    6
Selected Historical Financial Data..........................   17
Use of Proceeds.............................................   19
Offered Securities..........................................   19
Restrictions on Resale of Common Stock......................   19
Legal Matters...............................................   19
Experts.....................................................   20


                           -------------------------

     THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. YOU MAY REQUEST THIS INFORMATION AT NO COST, BY WRITING OR CALLING US AT THE FOLLOWING ADDRESS OR TELEPHONE NUMBER: AT&T WIRELESS SERVICES, INC., 7277 164TH AVENUE NE, BUILDING 1, REDMOND, WASHINGTON 98052, (425) 580-6000, ATTN: CORPORATE SECRETARY'S DEPARTMENT. PLEASE MAKE ANY REQUEST AT LEAST FIVE BUSINESS DAYS BEFORE THE DAY YOU MUST MAKE YOUR BUSINESS DECISION. SEE "WHERE YOU CAN FIND MORE INFORMATION."

                           FORWARD-LOOKING STATEMENTS

     This document and other documents which we incorporate herein by reference contain forward-looking statements with respect to:

     - our relationship with our former parent, AT&T Corp., following our separation from AT&T in July 2001,

     - AT&T's intention to sell, exchange or monetize the shares of our common stock that it holds,

     - financial condition,

     - results of operations,

     - cash flows,

     - dividends,

     - financing plans,

     - business strategies,

     - operating efficiencies or synergies,

     - budgets,

     - capital and other expenditures,

     - network build out and upgrade,

     - competitive positions,

     - availability of capital,

     - growth opportunities for existing products,

     - our acquisition and growth strategy,

     - benefits from new technologies,

     - availability and deployment of new technologies,

     - plans and objectives of management, and

     - other matters.

Statements in this document, or that are incorporated by reference into this document, that are not historical facts are hereby identified as "forward-looking statements." These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, network build out, interest costs and income, in each case, relating to us, wherever they occur in this document or in any other document incorporated by reference into this document, are necessarily estimates reflecting the best judgment of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this document. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

     - the risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial required expenditures and potential unanticipated costs, the need to enter into roaming agreements with third parties, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

     - the potential impact of NTT DoCoMo, Inc.'s investment in us, including provisions of the agreements that restrict our future operations, and provisions that may require the repurchase of DoCoMo's investment if we fail to meet specified conditions;

     - the risks associated with our operating as an independent entity as opposed to as part of an integrated telecommunications provider with AT&T, our former parent, including the inability to rely on the financial and operational resources of the combined company and having to provide services that were previously provided by a different part of the combined company;


     - the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;


     - the introduction or popularity of new products and services, including prepaid phone products, which could increase churn;


     - the impact of oversupply of capacity resulting from excessive deployment of network capacity in the markets we serve;

     - the ongoing global and domestic trend towards consolidation in the telecommunications industry, which trend may have the effect of making our competitors larger and better financed and afford these competitors with extensive resources and greater geographic reach, allowing them to compete more effectively;

     - the effects of vigorous competition in the markets in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

     - the ability to enter into agreements to provide, and the cost of entering new markets necessary to provide, nationwide services;

     - the ability to establish a significant market presence in new geographic and service markets;

     - the availability and cost of capital and the consequences of increased leverage;

     - the impact of any unusual items resulting from ongoing evaluations of our business strategies;

     - the requirements imposed on us or latitude allowed to competitors by the FCC or state regulatory commissions under the Telecommunications Act of 1996 or other applicable laws and regulations;

     - the risks and costs associated with the need to acquire additional spectrum for current and future services;

     - the risks associated with technological requirements, technology substitution and changes and other technological developments;

     - the results of litigation filed or to be filed against us, or of some types of litigation filed or to be filed against AT&T for which we have agreed to assume the liability under the split-off agreements between us and AT&T;

     - the possibility of one or more of the markets in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control; and

     - those factors listed under "Risk Factors."


The words "estimate," "project," "intend," "expect," "believe," "plan" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this document and in documents incorporated by reference herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document, or as applicable, as of the date of any such document incorporated by reference herein. Moreover, in the future, we may make forward-looking statements about the matters described in this document or about other matters concerning us.

                               PROSPECTUS SUMMARY


     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the additional documents to which we refer you, before making an investment decision. See "Where You Can Find More Information." In this prospectus "we," "our," "us," and "AT&T Wireless Services" refer to AT&T Wireless Services, Inc. and its consolidated subsidiaries. "AT&T" refers to AT&T Corp., our former parent.


                          AT&T WIRELESS SERVICES, INC.

     We are one of the largest wireless communications service providers in the United States. We seek to expand our customer base and revenue stream by providing high-quality, innovative wireless services. As of June 30, 2001, we had 16.4 million consolidated subscribers. For the year ended December 31, 2000 we had:

     - $10.4 billion of consolidated revenues, and

     - $658 million of consolidated net income.

     We operate one of the largest U.S. digital wireless networks. As of June 30, 2001, we and our affiliates and partners held 850 megahertz and 1900 megahertz licenses to provide wireless services covering 98% of the U.S. population. As of that date, we, our affiliates and our partners covered approximately 83% of the U.S. population with at least 30 megahertz of wireless spectrum. At the same date, our networks and those of our affiliates and partners operated in markets including over 77% of the U.S. population and in all 50 of the largest U.S. metropolitan areas. We supplement our operations with roaming agreements that allow our subscribers to use other providers' wireless services in regions where we do not have operations. With these roaming agreements, we are able to offer customers wireless services covering over 95% of the U.S. population. We plan to continue to increase our coverage and the quality of our services by expanding our coverage area and the capacity of our network through new network construction, acquisitions, and partnerships with other wireless providers.


     Our principal executive offices are located at 16331 NE 72 Way, Building 1, Redmond, Washington 98052. The telephone number is (425) 580-6000.


                        OUR RELATIONSHIP WITH AT&T CORP.


     On July 9, 2001, we split off from AT&T Corp. as an independent public company. Prior to the split-off, our business was run as a division of AT&T referred to as AT&T Wireless Group, the economic value of which was intended to be reflected by AT&T Wireless Group tracking stock, which was a class of common stock of AT&T that was listed on the New York Stock Exchange under the symbol "AWE." AT&T Wireless Group was an integrated set of businesses, assets and liabilities consisting of AT&T's wireless operations. We continue to have contractual and commercial relationships with AT&T following the split-off. AT&T currently holds approximately 91 million shares or 3.6% of our stock for sale, exchange or monetization within six months of the split-off.


                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may issue, from time to time, up to 25 million shares of our common stock in connection with acquisitions of other businesses or assets. You should read this prospectus together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and special reports, prospectuses and other information with the SEC. In addition, AT&T files annual, quarterly and special reports, prospectuses and other information with the SEC. For so long as AT&T Wireless Group tracking stock was outstanding, AT&T included in its SEC filings consolidated financial statements of AT&T and combined financial statements of AT&T Wireless Group. You may read and copy any reports, statements or other information we or AT&T file at the SEC's public reference rooms at 450 Fifth Street NW, Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.


     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their financial condition.

                        AT&T WIRELESS SERVICES
                             SEC FILINGS
                        ----------------------


     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed on August 14, 2001.



     - Prospectus filed pursuant to Rule 424(b)(1) under the Securities Act on July 9, 2001 (Commission File Number 333-60472).



     - The description of our common stock contained in the registration statement on form 8-A, filed on June 26, 2001.


     We also incorporate by reference into this prospectus additional documents that may be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus to the date we sell all the securities. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as prospectuses. Any statement contained in a previously filed document incorporated by reference herein is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in a subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement.

     You can obtain any of the documents incorporated by reference through us, the SEC or the SEC's Internet world wide web site as described above. Documents incorporated by reference are available from us without charge, excluding exhibits thereto unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this prospectus is delivered may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them in writing or by telephone at the following address:

                          AT&T Wireless Services, Inc.
                        7277 164th Avenue NE, Building 1
                           Redmond, Washington 98052
                                 (425) 580-6000
                           Attn: Corporate Secretary

TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THESE DOCUMENTS NO LATER THAN FIVE BUSINESS DAYS BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in the incorporated documents, this prospectus or any prospectus supplement is accurate as of any other date other than the date on the front of these documents.

                                  RISK FACTORS

     You should carefully consider each of the following risks and uncertainties associated with our company and ownership of our common stock, as well as all of the other information set forth in this document or incorporated by reference into this document.

RISK FACTORS RELATING TO THE SPLIT-OFF

WE WILL NEED TO OBTAIN FINANCING ON A STAND-ALONE BASIS

     Since 1994, all of our financing has been done by AT&T at the parent level. AT&T was able to use its overall balance sheet to finance our operations. Now, we will have to raise financing on a stand-alone basis without reference to AT&T's overall balance sheet and we may not be able to secure adequate debt or equity financing on desirable terms. If concerns generally affecting the wireless industry arise, we will have lost the benefit of AT&T's current diverse business profile to support our debt. The cost to us of stand-alone financing may be materially higher than the cost of financing that we incurred as part of AT&T.

     Our credit ratings are currently and may continue to be different than the historical ratings of AT&T. Differences in credit ratings affect the interest rate charged on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to us. We may not be able to raise the capital we require on desirable terms.

WE MAY BE UNABLE TO MAKE THE CHANGES NECESSARY TO OPERATE AS AN INDEPENDENT ENTITY AND MAY INCUR GREATER COSTS

     Prior to the split-off, we had been part of an integrated telecommunications provider since our acquisition by AT&T in 1994. Now, however, AT&T has no obligation to provide financial, operational or organizational assistance to us other than limited services. We may not be able to implement successfully the changes necessary to operate independently. We may also incur additional costs relating to operating independently that would cause our cash flow and results of operations to decline materially. In addition, although we may be able to participate in some of AT&T's supplier arrangements where those arrangements permit or the vendors agree, our supplier arrangements may not be as favorable as has historically been the case.

     Agreements that we entered into in connection with the split-off provide that our business will be conducted differently and that our relationship with AT&T will be different from what it has historically been. These differences may have a detrimental effect on our results of operations or financial condition.

THE HISTORICAL FINANCIAL INFORMATION OF AT&T WIRELESS GROUP MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS AN INDEPENDENT ENTITY, AND, THEREFORE, MAY NOT BE RELIABLE AS AN INDICATOR OF OUR HISTORICAL OR FUTURE RESULTS


     The historical financial information we have included in this document or incorporated herein by reference may not reflect what our results of operations, financial position and cash flows would have been had we been an independent entity during the periods presented. This is because the financial information reflects allocations for services provided to AT&T Wireless Group by AT&T, which allocations may not reflect the costs we will incur for similar or incremental services as an independent entity. In addition, the historical financial information we have included in this document or incorporated herein by reference does not reflect transactions that have occurred since June 30, 2001, or that occurred in connection with the split-off. This historical financial information also is not reliable as an indicator of future results.


WE WILL GENERALLY BE RESPONSIBLE FOR TAX LIABILITY IF THE SPLIT-OFF IS TAXABLE

     Under the separation and distribution agreement between us and AT&T, subject to limited exceptions, we are responsible for any tax liability and any related liability that results from the split-off having failed to qualify as a tax-free transaction. If the split-off failed to qualify as a tax-free transaction, this liability would have a material adverse effect on us.

WE MAY NO LONGER RECEIVE TAX SHARING PAYMENTS FROM AT&T SINCE WE HAVE CEASED TO BE A MEMBER OF THE AT&T CONSOLIDATED TAX RETURN GROUP, AND WE MAY INCUR OTHER TAX LIABILITIES AS A RESULT OF THE SPLIT-OFF AND PRE-SPLIT-OFF TRANSACTIONS

     As a result of the split-off, we ceased to be a member of the consolidated federal income tax return group of which AT&T is the common parent. Consequently, taxable income and losses, and our other tax attributes in post-split-off taxable periods could generally no longer offset taxable income or losses and other tax attributes of the AT&T consolidated tax return group. For two taxable years after the split-off, under federal income tax rules, we would generally be able to carry back any such tax losses, subject to limitations, against taxable income, if any, of members of AT&T Wireless Group for pre-split-off periods. Under our tax sharing agreement with AT&T, however, we generally may only carry back net operating losses (and not other tax attributes) from post-split-off taxable periods to pre-split-off taxable periods, only if those losses are significant and only with the consent of AT&T, which consent AT&T has agreed not to withhold unreasonably. To the extent we are expected to have tax losses in post-split-off taxable periods, we would generally no longer receive current tax sharing payments with respect to those losses. Instead, except where those losses can be carried back, we would benefit from those losses only if and when we generated sufficient taxable income in future years to utilize those tax losses on a stand-alone basis. In addition, there may be tax costs associated with the split-off that result from our ceasing to be a member of the AT&T consolidated tax return group, as well as from pre-split-off transactions. If incurred, these costs could be material to our results.

VARIOUS FACTORS MAY INTERFERE WITH OUR ABILITY TO ENGAGE IN DESIRABLE STRATEGIC TRANSACTIONS AND EQUITY ISSUANCES

     We may be prevented from engaging in some desirable strategic transactions. The Internal Revenue Code restricts the ability of a company which has undergone a tax-free split-off from certain issuances of shares generally within a two-year period after the split-off. In addition, the separation and distribution agreement prohibits us, for a period of 30 months following the split-off, from entering into certain transactions that could render the split-off taxable. This may discourage, delay or prevent a merger, change of control, or other strategic or capital raising transactions involving our issuance of equity. Provisions of our charter and bylaws, our rights plan, applicable law and our agreements with NTT DoCoMo, Inc. may also have the effect of discouraging, delaying or preventing change of control transactions that our stockholders find desirable.

WE MAY LOSE RIGHTS UNDER AGREEMENTS WITH AT&T IF A CHANGE OF CONTROL OCCURS

     Some of the agreements that we entered into with AT&T in connection with the split-off, including a brand license agreement, master carrier agreement and other commercial agreements, contain provisions that give one party rights in the event of a change of control of the other party. These provisions may deter a change of control. In the event of a change of control, the exercise of these rights could have a material adverse effect on us.

AT&T'S RESTRUCTURING MAY ADVERSELY IMPACT OUR COMPETITIVE POSITION

     In connection with AT&T's restructuring, there is a risk that we and AT&T's other separated business units may not be able to create effective intercompany agreements to facilitate effective cost sharing or to maintain or enter into arrangements for combining their respective services in customer offerings or other forms of bundling arrangements. Competition between us and the other AT&T units in overlapping markets, including the consumer markets where cable telephone, fixed wireless and digital subscriber line solutions may all be available at the same time, although generally not all under the AT&T brand, could result in more downward price pressure. We expect that the different businesses and companies will share the AT&T brand after the restructuring, which will likely increase this level of competition. In addition, any incremental costs associated with implementing AT&T's restructuring plan may materially adversely affect the different businesses and companies, including our business.

BRITISH TELECOMMUNICATIONS HAS ASSERTED THAT ITS CONSENT IS REQUIRED FOR AT&T'S RESTRUCTURING

     In a letter to AT&T dated July 6, 2001, British Telecommunications stated that, in its view, AT&T's restructuring required British Telecommunications' consent under agreements between AT&T and British Telecommunications. While it is not clear whether British Telecommunications believes that its consent was required for the split-off of AT&T Wireless Services and we do not believe that such consent is required, it is possible that British Telecommunications will in the future assert that its consent was required for the split-off, or assert that the agreements between AT&T and British Telecommunications, including non-competition provisions and exclusive purchasing requirements, would apply to AT&T Wireless Services following the split-off.

RISK FACTORS RELATING TO OUR COMMON STOCK

AT&T'S SALE, EXCHANGE OR MONETIZATION OF OUR COMMON STOCK AFTER THE SPLIT-OFF COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     AT&T currently holds approximately 91 million shares, or about 3.6%, of our common stock for its own account for sale, exchange or monetization within six months of the split-off. Sales of these shares could adversely affect the market price of our common stock.

FUTURE SALES OF OUR STOCK COULD ADVERSELY AFFECT OUR STOCK'S MARKET PRICE AND OUR ABILITY TO RAISE CAPITAL IN THE FUTURE

     Sales of substantial amounts of our common stock, including any sales by AT&T, could hurt the market price of our stock. This also could hurt our ability to raise capital in the future. The shares issued in the split-off are freely tradable without restriction under the Securities Act of 1933 by persons other than "affiliates", as defined under the Securities Act. Any sales of substantial amounts of our common stock in the public market, or the perception that those sales might occur, could materially adversely affect the market price of our stock.

     We will not solicit the approval of our stockholders for the issuance of authorized but unissued shares of our stock unless this approval is deemed advisable by our board of directors or is required by applicable law, regulation or stock exchange listing requirements. The issuance of those shares could dilute the value of our shares.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK

     Our board of directors will determine whether to pay dividends on our common stock primarily based upon our financial condition, results of our operations and our business requirements. We currently do not expect to pay any dividends on our common stock for the foreseeable future.

THE MARKET PRICE AND TRADING VOLUME OF OUR COMMON STOCK MAY BE VOLATILE AND MAY FACE NEGATIVE PRESSURE

     Numerous factors may result in short- or long-term negative pressure on the trading price of shares of our common stock, including sales of our common stock by AT&T. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this document or for specific reasons unrelated to our performance. Investors may consider our common stock as a technology stock. Technology stocks have recently experienced extreme price and volume fluctuations. Therefore, the market price and trading volume of our common stock also may be extremely volatile.

RISK FACTORS RELATING TO OUR BUSINESS

WE MAY SUBSTANTIALLY INCREASE OUR DEBT LEVEL IN THE FUTURE, WHICH COULD SUBJECT US TO VARIOUS RESTRICTIONS AND HIGHER INTEREST COSTS AND DECREASE OUR CASH FLOW AND EARNINGS

     We may substantially increase our debt level in the future, which could subject us to various restrictions and higher interest costs and decrease our cash flow and earnings. It may also be difficult for us to obtain all the financing we need to fund our business and growth strategy on desirable terms. We currently anticipate requiring substantial additional financing for the foreseeable future to fund capital expenditures, license purchases and costs and expenses in connection with funding our operations, domestic and international investments and our growth strategy. We have repaid $1.8 billion of long-term debt and related accrued interest and redeemed $3.0 billion of preferred equity and related unpaid dividends held by AT&T. We are exploring and evaluating the relative advantages and disadvantages of various funding mechanisms. We recently completed a $6.5 billion long-term debt offering, entered into bank credit facilities of up to $2.5 billion and finalized agreements to issue up to $2.5 billion of private placement commercial paper notes. Other funding mechanisms that still may be considered include other forms of public and private debt facilities. The decision on debt composition is dependent on, among other things, our business and financial plans and the market conditions at the time of financing. The agreements governing this indebtedness may contain financial and other covenants that could impair our flexibility and restrict our ability to pursue growth opportunities.

OUR RELATIONSHIP WITH NTT DOCOMO, INC. CONTAINS FEATURES THAT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION OR THE WAY IN WHICH OUR BUSINESS IS CONDUCTED

     NTT DoCoMo, Inc., a leading Japanese wireless communications company, has invested approximately $9.8 billion in us and as part of this investment we and DoCoMo formed a strategic alliance. The agreements relating to DoCoMo's investment in us contain requirements and contingencies that could materially adversely affect our financial condition and technology strategies. The terms of the DoCoMo investment enable DoCoMo to terminate its investment and require repayment of its $9.8 billion investment, plus interest, if we fail, under some circumstances, to commence service using an agreed on technology in at least 13 of the top 50 domestic markets by June 30, 2004. If DoCoMo requires repayment, we will have to fund the entire repurchase obligation. If DoCoMo requires repayment of its investment, it may also terminate the technology rights provided to us in connection with its investment.

     We need to obtain DoCoMo's consent to make any fundamental change in the nature of our business or to allow another wireless operator to acquire more than 15% but less than 50% of our equity. These limitations could prevent us from taking advantage of some business opportunities or relationships that we might otherwise pursue.

OUR SIGNIFICANT NETWORK BUILD OUT REQUIREMENTS MAY NOT BE COMPLETED AS PLANNED

     We need to complete significant remaining build out activities, including completion of regularly required build out activities in some of our existing wireless markets. Failure or delay to complete the build out of our network and launch of operations, or increased costs of this build out and launch of operations, could have a material adverse effect on our operations and financial condition.

     As we continue to build out our network, we must, among other things, continue to:

     - lease, acquire or otherwise obtain rights to a large number of cell and switch sites;

     - obtain zoning variances or other local governmental or third-party approvals or permits for network construction;

     - complete the radio frequency design, including cell site design, frequency planning and network optimization, for each of our markets; and

     - complete the fixed network implementation, which includes designing and installing network switching systems, radio systems, interconnecting facilities and systems, and operating support systems; and expand and maintain customer care, network management, billing and other financial and management systems.

     In addition, in the next several years, we will be implementing upgrades to our network to access the next generation of digital technology. These events may not occur in the time frame we assume or that the FCC requires, at the cost we assume, or at all.

     Additionally, problems in vendor equipment availability, technical resources or system performance could delay the launch of new or expanded operations in new or existing markets or result in increased costs in all markets. We intend to rely on the services of various companies that are experienced in design and build out of wireless networks in order to accomplish our build out schedule. However, we may not be able to obtain satisfactory contractors on economically attractive terms or ensure that the contractors obtained will perform as we expect.

WE HAVE SUBSTANTIAL CAPITAL REQUIREMENTS THAT WE MAY NOT BE ABLE TO FUND

     Our strategy and business plan will continue to require substantial capital, which we may not be able to obtain or to obtain on favorable terms. A failure to obtain necessary capital would have a material adverse effect on us, and result in the delay, change or abandonment of our development or expansion plans and the failure to meet regulatory build out requirements. We currently estimate that our capital expenditures for the build out of our networks, including expenditures related to our fixed wireless operations, will total approximately $5.5 billion during 2001, as compared to $4.1 billion in 2000. We expect these 2001 capital expenditure amounts to include approximately $5 billion of mobility expenditures and approximately $450 million for fixed wireless. We also expect to incur substantial capital expenditures in future years. The actual amount of the funds required to finance our network build out and other capital expenditures may vary materially from management's estimate. We have entered into various contractual commitments associated with the development of our third-generation strategy totaling approximately $2.2 billion as of the dates the agreements were executed. These include purchase commitments for network equipment. Additionally, we anticipate that we will enter into material purchase commitments in the future.

     We also may require substantial additional capital for, among other uses, acquisitions of providers of wireless services, spectrum license or system acquisitions, system development and network capacity expansion. We have also entered into agreements for investments and ventures which have required or will require substantial capital, including our agreement to invest $2.6 billion in exchange for a combination of a non-controlling equity interest in and debt securities issued by Alaska Native Wireless, which was the successful bidder for licenses costing approximately $2.9 billion in the recently concluded 1900 megahertz auction. These agreements also may contain provisions potentially requiring substantial additional capital in future circumstances, such as allowing the other investors to require us to purchase assets or investments.

THE ACTUAL AMOUNT OF FUNDS NECESSARY TO IMPLEMENT OUR STRATEGY AND BUSINESS PLAN MAY MATERIALLY EXCEED CURRENT ESTIMATES, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The actual amount of funds necessary to implement our strategy and business plan may materially exceed our current estimates in the event of various factors including:

     - departures from our current business plan,

     - unforeseen delays,

     - cost overruns,

     - unanticipated expenses,

     - regulatory developments,

     - engineering design changes, and

     - technological and other risks.

If actual costs do materially exceed our current estimates for these or other reasons, this could have a material adverse effect on our financial condition and results of operations.

OUR BUSINESS AND OPERATIONS WOULD BE ADVERSELY AFFECTED IF WE FAIL TO ACQUIRE ADEQUATE RADIO SPECTRUM IN FCC AUCTIONS OR THROUGH OTHER TRANSACTIONS

     Our domestic business depends on the ability to use portions of the radio spectrum licensed by the FCC. We could fail to obtain sufficient spectrum capacity in new and existing markets, whether through

FCC auctions or other transactions, in order to meet the expanded demands for our existing services, as well as to enable development of third-generation services. This type of failure would have a material adverse impact on the quality of our services or our ability to roll out such future services in certain markets. To the extent we determine we need additional spectrum for our mobility business, we may utilize spectrum currently allocated to our fixed wireless business. We intend to continue to acquire more spectrum through a combination of alternatives, including participation in spectrum auctions, purchase of spectrum licenses from companies that own them or purchase of these companies outright.

     As required by law, the FCC periodically conducts auctions for licenses to use certain parts of the radio spectrum. The decision to conduct auctions, and the determination of what spectrum frequencies will be made available for auction, are provided for by laws administered by the FCC. The FCC may not allocate spectrum sufficient to meet the demands of all those wishing to obtain licenses. Even if the FCC determines to conduct further auctions in the future, we may not be successful in those future auctions in obtaining the spectrum that we believe is necessary to implement our business and technology strategies. We may also seek to acquire radio spectrum through purchases and swaps with other spectrum licensees or otherwise, including by purchases of other licensees outright. However, we may not be able to acquire sufficient spectrum through these types of transactions, and we may not be able to complete any of these transactions on favorable terms.

OUR BUSINESS AND OPERATIONS COULD BE HURT IF WE ARE UNABLE TO ESTABLISH NEW AFFILIATES TO EXPAND OUR DIGITAL NETWORK OR IF OUR EXISTING OR ANY NEW AFFILIATES DO NOT OR CANNOT DEVELOP THEIR SYSTEMS IN A MANNER CONSISTENT WITH OURS

     To accelerate the build out of widescale coverage of the United States by a digital mobile wireless network operating on the technical standards we have adopted, we have entered into affiliation agreements with other entities that provide wireless service or hold spectrum licenses. Through contractual arrangements between us and these affiliates, our customers are able to obtain service in the affiliates' territories, and the affiliates' customers are able to obtain service in our territory. In all markets where these affiliates operate, we are at risk because we do not control the affiliates. As a result, these affiliates are not obligated to implement our third-generation strategy. Our ability to provide service on a nationwide level and to implement our third-generation strategy would be adversely affected if these affiliates decide not to participate in the further development of our digital network.

     We may establish additional affiliate relationships to accelerate build out of our digital mobile network. If we are unable to establish such affiliate relationships, or if any such affiliates are unable or do not develop their systems in a manner consistent with our network, our ability to service our customers and expand the geographic coverage of our digital network could be adversely affected.

IF THE FCC DENIES ALASKA NATIVE WIRELESS' APPLICATION TO ACQUIRE LICENSES FOR WHICH IT WAS THE SUCCESSFUL BIDDER IN THE RECENT SPECTRUM AUCTION, OR, IN THE FUTURE, REVOKES LICENSES AWARDED TO ALASKA NATIVE WIRELESS, OUR ABILITY TO IMPLEMENT ITS THIRD-GENERATION STRATEGY COULD BE ADVERSELY AFFECTED OR WE COULD BECOME OBLIGATED TO REPURCHASE OTHER INVESTORS' INTERESTS IN ALASKA NATIVE WIRELESS


     We have agreed to invest $2.6 billion in exchange for a combination of a non-controlling equity interest in and debt securities issued by Alaska Native Wireless, which was the successful bidder for licenses costing $2.9 billion in the recently concluded 1900 megahertz auction. One auction participant has challenged the qualifications of Alaska Native Wireless to acquire "closed" licenses, which constituted most of the licenses for which Alaska Native Wireless was the successful bidder. If the FCC determines that Alaska Native Wireless was not qualified, the FCC could refuse to grant Alaska Native Wireless the closed licenses. If this occurs, it could have a significant adverse impact on our ability to provide or enhance services in key new and existing markets. On June 22, 2001, a federal appeals court ruled in favor of the trustee in the Chapter 11 bankruptcy proceeding of NextWave Telecom, Inc. and the unsecured creditors of NextWave with respect to the litigation they commenced relating to the 1900 megahertz auction. The court ruled that the FCC had acted improperly in repossessing from NextWave the spectrum sold in the 1900 megahertz auction. If this decision is not successfully appealed, or settled, or if Alaska

Native Wireless is otherwise unable to acquire the licenses for which it was the successful bidder, it could have a significant adverse impact on our plans to provide or enhance services in key new and existing markets. In specified circumstances, if a winning bid of Alaska Native Wireless in the recently concluded 1900 megahertz spectrum auction is rejected or if any license granted to it is revoked, we would become obligated to compensate other investors for making capital available to the venture. In specified circumstances, if the grant of those licenses is challenged, we may be obligated to purchase the interests of other investors.

IF WE ARE UNABLE TO REACH AGREEMENT WITH ALASKA NATIVE WIRELESS REGARDING THE DEVELOPMENT AND USE OF LICENSES FOR WHICH IT WAS THE SUCCESSFUL BIDDER IN THE RECENT SPECTRUM AUCTION, OUR ABILITY TO IMPLEMENT OUR THIRD-GENERATION STRATEGY MAY BE ADVERSELY AFFECTED

     We have not reached any agreements with Alaska Native Wireless as to whether it will participate in our digital mobile wireless network. Alaska Native Wireless is not obligated to use or develop any spectrum it acquires in a manner that will further, or be consistent with, our strategic objectives, although Alaska Native Wireless is obligated to use technology that is compatible and interoperable with our digital mobile wireless network. If Alaska Native Wireless does not enter into agreements with us regarding the use and development of this spectrum similar to those we have entered into with our affiliates for our existing networks, it could have a material adverse impact on the timing and cost of implementing our third-generation strategy.

POTENTIAL ACQUISITIONS MAY REQUIRE US TO INCUR SUBSTANTIAL ADDITIONAL DEBT AND INTEGRATE NEW TECHNOLOGIES, OPERATIONS AND SERVICES, WHICH MAY BE COSTLY AND TIME CONSUMING

     An element of our strategy is to expand our network, which we may do through the acquisition of licenses, systems and wireless providers. These acquisitions may cause us to incur substantial additional indebtedness to finance the acquisitions or to assume indebtedness of the entities that are acquired. In addition, we may encounter difficulties in integrating those acquired operations into our own operations, including as a result of different technologies, systems, services or service offerings. These actions could prove costly or time consuming or divert our management's attention from other business matters.

FAILURE TO DEVELOP FUTURE BUSINESS OPPORTUNITIES MAY HAVE AN ADVERSE EFFECT ON OUR GROWTH POTENTIAL

     We intend to pursue a number of new growth opportunities, which involve new services for which there are no proven markets. In addition, the ability to deploy and deliver these services relies, in many instances, on new and unproven technology. Our existing technology may not perform as expected and we may not be able to successfully develop new technology to effectively and economically deliver these services. These opportunities also require substantial capital outlays and spectrum availability to deploy on a large scale. This capital or spectrum may not be available to support these services. To the extent we reallocate spectrum from our fixed wireless business to our mobility business, it could impact our ability to deploy our fixed wireless service in the markets covered by that spectrum.

     Furthermore, each of these opportunities entails additional specific risks. For example, on the one hand, the delivery of fixed wireless services requires us to provide installation and maintenance services, which we have never provided previously. This will require us to hire, employ, train and equip technicians to provide installation and repair in each market served, or rely on subcontractors to perform these services. We may not be able to hire and train sufficient numbers of qualified employees or subcontract these services, or do so on economically attractive terms. The success of wireless data services, on the other hand, is substantially dependent on the ability of others to develop applications for wireless devices and to develop and manufacture devices that support wireless applications. These applications or devices may not be developed or developed in sufficient quantities to support the deployment of wireless data services.

     These services may not be widely introduced and fully implemented at all or in a timely fashion. These services may not be successful when they are in place, and customers may not purchase the services offered. If these services are not successful or costs associated with implementation and completion of the rollout of these services materially exceed those currently estimated by us, our financial condition and prospects could be materially adversely affected.

WE FACE SUBSTANTIAL COMPETITION

     There is substantial competition in the wireless telecommunications industry. We expect competition to intensify as a result of the entrance of new competitors and the development of new technologies, products and services. Other two-way wireless providers, including other cellular and personal communications services, operators and resellers, serve each of the markets in which we compete.

     A majority of U.S. markets likely will have five or more commercial mobile radio service providers, and all of the top 50 U.S. metropolitan markets likely have at least four, and in some cases as many as seven or more, facilities-based wireless service providers offering wireless services on cellular, personal communications services or specialized mobile radio frequency. Competition also may increase to the extent that smaller, stand-alone wireless providers transfer licenses to larger, better capitalized and more experienced wireless providers.

MARKET PRICES FOR WIRELESS SERVICES MAY DECLINE IN THE FUTURE

     We anticipate that market prices for two-way wireless services generally will decline in the future due to increased competition. We expect significant competition among wireless providers, including from new entrants, to continue to drive service and equipment prices lower. We also expect that there will be increases in advertising and promotional spending, along with increased demands on access to distribution channels.

     All of this may lead to greater choices for customers, possible consumer confusion, and increasing movement of customers between competitors, which we refer to as "churn." We may also adopt customer policies or programs to be more competitive, including credit policies, which policies or programs may also affect churn. Our ability to compete successfully also will depend on marketing, and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

CONSOLIDATION IN THE WIRELESS COMMUNICATIONS INDUSTRY MAY ADVERSELY AFFECT US

     The wireless communications industry has been experiencing significant consolidation and we expect that this consolidation will continue. The previously announced mergers or joint ventures of Bell Atlantic Corporation/GTE Corporation/Vodafone AirTouch, now called Verizon, SBC/BellSouth, now called Cingular, and Deutsche Telekom/VoiceStream Wireless, have created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to respond to our offerings.

     These mergers or ventures have caused our ranking to decline to third in U.S. revenue and U.S. subscriber share. In terms of U.S. population covered by licenses, we, including our partnerships and affiliates, rank third. As a result, these competitors may be able to offer nationwide services and plans more quickly and more economically than us, to obtain roaming rates that are more favorable than those obtained by us, and may be better able to respond to our offers.

SIGNIFICANT TECHNOLOGICAL CHANGES IN THE WIRELESS INDUSTRY COULD MATERIALLY ADVERSELY AFFECT US

     The wireless communications industry is experiencing significant technological change. This change includes the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, enhancements and changes in end-user needs and preferences and increased importance of data and broadband capabilities. The pace and extent of customer demand may not continue to increase, and airtime and monthly recurring charges may continue to decline. As a result, the future prospects of the industry and of us and the success of our competitive services remain uncertain. Also, alternative technologies may develop for the provision of services to customers that may provide wireless communications service or alternative service superior to that available from us. Technological developments may therefore materially adversely affect us.

TERMINATION OR IMPAIRMENT OF OUR RELATIONSHIP WITH A SMALL NUMBER OF KEY SUPPLIERS COULD ADVERSELY AFFECT OUR REVENUES AND RESULTS OF OPERATIONS

     We have developed relationships with a small number of key vendors, including Nokia Mobile Phones, Inc., Telefonaktiebolaget LM Ericsson, Mitsubishi Corporation, and Motorola, Inc. for our supply of wireless handsets, Lucent Technologies, Inc., Nortel Networks, Inc., Ericsson and Nokia Networks, Inc. for our supply of telecommunications infrastructure equipment and Convergys Information Management Group for our billing services. We do not have operational or financial control over our key suppliers, and have limited influence with respect to the manner in which these key suppliers conduct their businesses. If these key suppliers were unable to honor their obligations to us, it could disrupt our business and adversely impact our revenues and results of operations.

OUR TECHNOLOGY MAY NOT BE COMPETITIVE WITH OTHER TECHNOLOGIES OR BE COMPATIBLE WITH NEXT GENERATION TECHNOLOGY

     There are three existing digital transmission technologies, none of which is compatible with the others. We selected time division multiple access technology for our second-generation network because we believe that this technology offers several advantages over other second-generation technologies. However, a number of other wireless service providers chose code division multiple access or global system for mobile communications as their digital wireless technology. For our path to next generation technology, we have chosen a global system for mobile communications platform to make available enhanced data services using general packet radio service technology, and third-generation capabilities using enhanced data rates for global evolution and ultimately universal mobile telecommunications systems technologies. These technologies may not provide the advantages we expect. Other wireless providers have chosen a competing wideband technology as their third-generation technology. If the universal mobile telecommunications standard does not gain widespread acceptance, it would materially adversely affect our business, financial condition and prospects.

     As we implement our plans for deployment of technology for third-generation capabilities, we will continue to incur substantial costs associated with maintaining our time division multiple access networks.

     Also, these networks are not compatible, and customers with phones that operate on one network will not initially be able to use those phones on the other network. There are risks inherent in the development of new third-generation equipment and we may face unforeseen costs, delays or problems that may have a material adverse effect on us.

WE RELY ON FAVORABLE ROAMING ARRANGEMENTS, WHICH WE MAY BE UNABLE TO CONTINUE TO OBTAIN

     We may not continue to be able to obtain or maintain roaming agreements with other providers on terms that are acceptable to us. Our customers automatically can access another provider's analog cellular or digital system only if the other provider allows our customers to roam on its network. We rely on agreements to provide roaming capability to our customers in many areas of the United States that our network does not serve. Some competitors, because of their call volumes or their affiliations with, or ownership of, wireless providers, however, may be able to obtain roaming rates that are lower than those rates obtained by us.

     In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we or an affiliated company provides, the price of a roaming call may not be competitive with prices of other wireless providers for such call, and our customers may not be able to use any of the advanced features, such as voicemail notification, that the customer enjoys when making calls within our network. Finally, we may not be able to obtain favorable roaming agreements for our third-generation products and services that we intend to offer using the technologies we plan to deploy for interim enhanced data and third-generation services.

OUR BUSINESS IS SEASONAL AND WE DEPEND ON FOURTH QUARTER RESULTS, WHICH MAY NOT CONTINUE TO BE STRONG

     The wireless industry, including us, has experienced a trend of generating a significantly higher number of customer additions and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters. A number of factors contribute to this trend, including the increasing use of retail distribution, which is dependent upon the year-end holiday shopping season, the timing of new product and service announcements and introductions, competitive pricing pressures, and aggressive marketing and promotions. Strong fourth quarter results for customer additions and handset sales may not continue for the wireless industry or for us. In the future, the number of our customer additions and handset sales in the fourth quarter could decline for a variety of reasons, including our inability to match or beat pricing plans offered by competitors, failure to adequately promote our products, services and pricing plans, or failure to have an adequate supply or selection of handsets. If in any year fourth quarter results fail to significantly improve upon customer additions and handset sales from the year's previous quarters, this could adversely impact our results for the following year.

MEDIA REPORTS HAVE SUGGESTED RADIO FREQUENCY EMISSIONS MAY BE LINKED TO VARIOUS HEALTH CONCERNS AND INTERFERE WITH VARIOUS MEDICAL DEVICES, AND WE MAY BE SUBJECT TO POTENTIAL LITIGATION RELATING TO THESE HEALTH CONCERNS

     Media and other reports have linked radio frequency emissions from wireless handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation, which could have a material adverse effect on our results of operations. Several class action lawsuits have been filed against us, several other wireless service operators and several wireless phone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless phones. The complaints seek damages for the costs of headsets for wireless phone users as well as injunctive relief. In connection with the split-off, we were allocated all of the liability, if any, arising from such lawsuits.

WE MAY BE SUBJECT TO POTENTIAL LITIGATION RELATING TO THE USE OF WIRELESS PHONES WHILE DRIVING

     Some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to potential litigation relating to accidents, deaths or serious bodily injuries, or to new restrictions or regulations on wireless phone use, any of which also could have material adverse effects on our results of operations. In connection with the split-off, we will be allocated the liability, if any, that could arise from any such potential litigation.

OUR OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATION, WHICH REGULATION COULD HAVE ADVERSE EFFECTS ON OUR BUSINESS

     The licensing, construction, operation, sale, resale and interconnection arrangements of wireless communications systems are regulated to varying degrees by the FCC, and, depending on the jurisdiction, state and local regulatory agencies. These regulations may include, among other things, required service features and capabilities, such as number portability or emergency 911 service. In addition, the FCC, together with the U.S. Federal Aviation Administration, regulates tower marking and lighting. Any of these agencies having jurisdiction over our business could adopt regulations or take other actions that could adversely affect our business.

     FCC licenses to provide wireless services or personal communications services are subject to renewal and revocation. There may be competition for our licenses upon their expiration and we cannot assure you that the FCC will renew them. FCC rules require all wireless and personal communications services licensees to meet specified build out requirements. We may not be able to meet these requirements in each market. Failure to comply with these requirements in a given license area could result in revocation or forfeiture of our license for that license area or the imposition of fines on us by the FCC.

STATE AND LOCAL LEGISLATION RESTRICTING OR PROHIBITING WIRELESS PHONE USE WHILE DRIVING COULD CAUSE SUBSCRIBER USAGE TO DECLINE

     Some state and local legislative bodies have proposed legislation restricting or prohibiting the use of wireless phones while driving motor vehicles. Similar laws have been enacted in other countries. On June 28, 2001, New York State enacted a law prohibiting the use of handheld wireless phones while driving motor vehicles other than through the use of hands-free equipment. To date, a small number of communities in the United States have also passed restrictive local ordinances. These laws, or if passed, other laws prohibiting or restricting the use of wireless phones while driving, could have the effect of reducing subscriber usage, which could cause a material adverse effect on our results of operations.

                       SELECTED HISTORICAL FINANCIAL DATA


     The following information is only a summary and you should read it together with the financial information we included in our Prospectus filed pursuant to Rule 424(b)(1) on July 9, 2001 (Commission File Number 333-60472), and in our quarterly report on Form 10-Q for the quarter ended June 30, 2001, filed on August 14, 2001, both of which are incorporated herein by reference.


     In the table below, we provide you with selected historical consolidated financial data of AT&T Wireless Services, Inc. This selected historical consolidated financial data includes the effect of certain other businesses, assets and liabilities of AT&T that constituted AT&T Wireless Group. AT&T has contributed to us all of the remaining businesses and assets, and we have assumed all liabilities, that constituted AT&T Wireless Group. These contributions have been accounted for in a manner similar to a pooling of interests.


     We derived the following information using the consolidated financial statements of AT&T Wireless Services at and for each of the six months ended June 30, 2001 and 2000, and each of the fiscal years in the five-year period ended December 31, 2000. We derived the consolidated income statement and cash flow data below for each of the three years ended December 31, 2000 and the consolidated balance sheet data at December 31, 2000 and 1999, from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants, included in the Prospectus filed pursuant to Rule 424(b)(1) on July 9, 2001 (Commission File Number 333-60472) and incorporated herein by reference. We derived the remaining data from unaudited consolidated financial information.



     The financial data presented below is not necessarily comparable from period to period as a result of several transactions, including acquisitions and dispositions of consolidated subsidiaries. For this and other reasons, you should read the selected historical financial data provided below in conjunction with our consolidated financial statements and accompanying notes in the Prospectus filed pursuant to Rule 424(b)(1) on July 9, 2001 (Commission File Number 333-60472) and in our quarterly report on Form 10-Q for the quarter ended June 30, 2001, filed on August 14, 2001, both of which are incorporated herein by reference.





                                                SIX MONTHS ENDED
                                                    JUNE 30,                      YEAR ENDED DECEMBER 31,
                                               -------------------   -------------------------------------------------
                                                 2001       2000       2000       1999      1998      1997      1996
                                               --------   --------   --------   --------   -------   -------   -------
                                                (IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS AND OTHER OPERATING DATA)
                                                                             (UNAUDITED)
INCOME STATEMENT DATA:
Revenue......................................  $  6,592   $  4,675   $ 10,448   $  7,627   $ 5,406   $ 4,668   $ 4,246
Operating income (loss)......................       270        133        (38)      (666)     (343)      (70)      234
Net income (loss) available to common
  shareowners................................       187        180        528       (461)      108        69       261
Unaudited pro forma earnings (loss) per
  common share -- basic(1)...................  $    .07   $    .07   $    .21   $   (.18)  $   .04   $   .03   $   .10
Unaudited pro forma earnings (loss) per
  common share -- diluted(1).................  $    .07   $    .07   $    .21   $   (.18)  $   .04   $   .03   $   .10
Unaudited pro forma weighted average
  shares -- basic(1).........................     2,530      2,530      2,530      2,530     2,530     2,530     2,530
Unaudited pro forma weighted average
  shares -- diluted(1).......................     2,532      2,532      2,532      2,530     2,532     2,532     2,532
BALANCE SHEET DATA:
Total assets.................................  $ 43,031   $ 32,843   $ 35,302   $ 23,512   $19,460   $19,040   $17,852
Total debt(2)................................     6,585      1,958      2,551      3,558     2,589     2,447     2,217
Preferred stock held by AT&T.................        --      3,000      3,000      1,000     1,000     1,000     1,000
Shareowners' equity..........................    28,209     21,522     21,877     12,997    10,532    10,187     9,497
CASH FLOW DATA:
Net cash provided by operating activities....  $  1,473   $    223   $  1,635   $    867   $   414   $ 1,338   $ 1,183
Capital expenditures and other additions.....    (2,692)    (1,879)    (4,012)    (2,272)   (1,219)   (1,931)   (1,832)
Net acquisitions of licenses.................        (9)      (105)      (247)       (47)      (65)     (443)     (327)

                                                SIX MONTHS ENDED
                                                    JUNE 30,                      YEAR ENDED DECEMBER 31,
                                               -------------------   -------------------------------------------------
                                                 2001       2000       2000       1999      1998      1997      1996
                                               --------   --------   --------   --------   -------   -------   -------
                                                (IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS AND OTHER OPERATING DATA)
                                                                             (UNAUDITED)
Equity investment distributions and sales....       656        245        360        236     1,354       294       176
Equity investment contributions, advances,
  purchases and other investing activities...      (670)       (77)    (1,645)      (284)     (156)      (84)      (32)
Net (acquisition) dispositions of businesses
  including cash acquired....................        --     (2,602)    (4,763)       244       324        --       156
Net (decrease) increase in debt due to
  AT&T.......................................    (2,438)       400        400        900       100       200       200
Proceeds from issuance of long-term debt due
  to others, net of issuance costs...........     6,345         --         --         --        --        --        --
Proceeds attributed from DoCoMo investment,
  net of costs...............................     6,139         --         --         --        --        --        --
Redemption of preferred stock held by AT&T...    (3,000)        --         --         --        --        --        --
Proceeds attributed from AT&T Wireless Group
  tracking stock offering....................        --      7,000      7,000         --        --        --        --
Transfer from (to) AT&T, net.................        --        806      1,001        344      (694)      611       476
OTHER:
EBITDA(3)....................................  $  1,482   $    904   $  1,648   $    587   $   736   $   756   $   894
EBITDA (excluding asset impairment and
  restructuring charges).....................     1,482        904      1,648      1,118       856       916       894
OTHER OPERATING DATA:
  (in thousands, except ($) are actual)
Consolidated subscribers.....................    16,416     11,700     15,163      9,569     7,174     5,964     5,032
Consolidated digital subscribers.............    15,347      9,959     13,666      7,580     4,354     1,746       909
Covered population(4)........................   165,738    132,141    162,896    114,217        --        --        --
Licensed population(4).......................   216,444    198,151    214,188    191,742        --        --        --
Subscriber churn.............................       2.9%       2.8%       2.9%       2.6%      2.7%      2.5%      2.3%
Total cost per gross subscriber addition.....  $    329   $    356   $    367   $    367   $   392   $   432   $   345


-------------------------

(1) AT&T Wireless Services was a wholly owned subsidiary of AT&T and did not have publicly traded shares outstanding during the periods presented. We have presented pro forma earnings per share information using 2,530 million shares outstanding, which is the number of shares outstanding immediately after the split-off on July 9, 2001. The 2,530 million shares does not include shares issuable upon exercise of outstanding options to purchase AT&T Wireless Services common stock or warrants to purchase 41 million share equivalents issued to DoCoMo in January 2001. The 2,532 million shares outstanding used to compute diluted earnings per share includes the 2,530 million shares above and an estimated 2 million shares associated with dilutive stock options, with the exception of those periods in which the effect of the stock options was considered to be anti-dilutive.



(2) Includes $4 million of long-term debt that is included in other long-term liabilities at June 30, 2000, and at December 31, 2000 and 1999.


(3) EBITDA is defined as operating income, plus depreciation and amortization. We believe EBITDA to be relevant and useful information, as EBITDA is the primary metric used by our management to measure the performance of our business. EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles, including our cash flows from operating, investing and financing activities.

(4) POPs represent AT&T Wireless Services' consolidated operations and does not include partnership or affiliate markets. POPs are counted once whether a POP is covered/licensed only by wireless licenses at the 850 megahertz frequency or wireless licenses at the 1900 megahertz frequency or by both. The amount of wireless spectrum licensed varies by geographic territory.

                                USE OF PROCEEDS

     This prospectus relates to shares of our common stock which may be offered and issued by us from time to time in connection with acquisitions by us of other business or assets. Other than the businesses or assets acquired, there will be no proceeds to us from these offerings.

                               OFFERED SECURITIES

     We propose to issue and sell the shares of our common stock offered hereby in connection with acquisitions of other businesses or assets. The shares of our common stock shall be offered on terms to be determined at the time of sale. Such shares of common stock may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other entities, in exchange for assets used in or related to the business of such entities or otherwise pursuant to agreements providing for such acquisitions. The consideration for such acquisitions may consist of our common stock, cash, notes or other evidences of debt, assumption of liabilities or a combination thereof. The terms of such acquisitions and of the issuance of any such shares of common stock in connection therewith will generally be determined by direct negotiations with the owners of the business or assets to be acquired or, in the case of entities which are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by us. However, under certain circumstances, we may issue shares of common stock covered by this prospectus to pay brokers' commissions incurred in connection with acquisitions.

                     RESTRICTIONS ON RESALE OF COMMON STOCK

     We have registered the shares covered by this prospectus under the Securities Act. However, the registration statement does not cover your resale or distribution of shares you may receive. Affiliates of businesses we acquire generally may not resell their shares except:

     - pursuant to an effective registration statement under the Securities Act,

     - in compliance with Rule 145 under the Securities Act, or

     - in compliance with another exemption from the registration requirement of the Securities Act.

     Rule 145 permits affiliates of an acquired company to resell shares immediately following an acquisition if the resale complies with volume limitations and manner of sale requirements. Under Rule 145, sales by such affiliates during any three-month period cannot exceed the greater of (1) 1% of the total number of shares of our common stock outstanding and (2) the average weekly trading volume of our shares on all national securities exchanges during the four calendar weeks preceding a proposed sale. These restrictions generally apply until the affiliate has held our shares for at least one year, unless the affiliate of the acquired company becomes an affiliate of ours. If you are not an affiliate of the business we are acquiring, you will not be subject to these restrictions. You should check with your legal advisors about these restrictions before making an investment decision.

                                 LEGAL MATTERS

     The validity of the common stock in respect of which this prospectus is being delivered will be passed upon for AT&T Wireless Services by Gregory P. Landis, Senior Vice President and General Counsel, AT&T Wireless Services. As of July 30, 2001, Mr. Landis was the beneficial owner of approximately 229,224 shares of our common stock and had options to purchase additional shares of our common stock.

                                    EXPERTS

     The audited financial statements and the financial statement schedule incorporated in this S-4 Registration Statement by reference to the Prospectus filed pursuant to Rule 424(b)(1) on July 9, 2001 (No. 333-60472), except as they relate to Vanguard Cellular Systems, Inc. and its subsidiaries, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Vanguard Cellular Systems, Inc., and its subsidiaries, by Arthur Andersen LLP, independent public accountants, whose reports thereon are incorporated by reference. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AT&T WIRELESS SERVICES, INC.

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------


                                AUGUST 17, 2001


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

     Our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of ours or, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith; provided, however, that, except when such person is bringing action against us to recover an unpaid claim of indemnification, we shall indemnify any such person seeking indemnification in connection with a proceeding, or part thereof, initiated by such person only if such proceeding, or part thereof, was authorized by our board of directors. Our certificate of incorporation also provides that we shall pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, by-law, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of ours thereunder in respect of any occurrence or matter arising before any such repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

     The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders,

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - payments of unlawful dividends or unlawful stock repurchases or redemptions, or

     - any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law as amended from time to time, for liability.

     - for any breach of the director's duty of loyalty to us or our stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or

     - for any transaction from which the director derived an improper personal benefit.

     Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise before such amendment or repeal.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. (See index to exhibits at E-1.)

ITEM 22. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.


     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all required information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on the 17th day of August, 2001.


                                          AT&T Wireless Services, Inc.

                                          By:      /s/ JOHN D. ZEGLIS
                                            ------------------------------------
                                          Name: John D. Zeglis
                                          Title:  Chairman, President and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated below on August 17, 2001.



                      SIGNATURE                                              TITLE
                      ---------                                              -----

                 /s/ JOHN D. ZEGLIS                                Chairman of the Board and
-----------------------------------------------------        Chief Executive Officer and President
                   John D. Zeglis                                (Principal Executive Officer)

               /s/ JOSEPH MCCABE, JR.*                     Executive Vice President, Chief Financial
-----------------------------------------------------                       Officer
                 Joseph McCabe, Jr.                       (Principal Financial and Accounting Officer)

                /s/ WALTER Y. ELISHA*                                       Director
-----------------------------------------------------
                  Walter Y. Elisha

                /s/ DONALD V. FITES*                                        Director
-----------------------------------------------------
                   Donald V. Fites

                /s/ RALPH S. LARSEN*                                        Director
-----------------------------------------------------
                   Ralph S. Larsen

                                                                            Director
-----------------------------------------------------
                   John W. Madigan

                  /s/ NOBUHARU ONO*                                         Director
-----------------------------------------------------
                    Nobuharu Ono

                                                                            Director
-----------------------------------------------------
                    A. Barry Rand

                      SIGNATURE                                              TITLE
                      ---------                                              -----
               /s/ CAROLYN M. TICKNOR*                                      Director
-----------------------------------------------------
                 Carolyn M. Ticknor

                  /s/ WAYNE PERRY*                                          Director
-----------------------------------------------------
                     Wayne Perry

               *By /s/ JOHN D. ZEGLIS
-----------------------------------------------------
                   John D. Zeglis
                  Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DOCUMENT
-------                              --------
  3.1      Amended and Restated Certificate of Incorporation of the
           Registrant (filed as Exhibit 3.1 to Registration Statement on Form S-4 (Commission file No. 333-66592), filed August 2,
           2001, and incorporated herein by reference)
  3.2      Certificate of Designations of Series A Junior Participating
           Preferred Stock of the Registrant (filed as Exhibit 3.2 to
           Registration Statement on Form S-4 (Commission file No.
           333-66592), filed August 2, 2001, and incorporated herein by reference).
  3.3      Amended and Restated By-Laws of the Registrant (filed as
           Exhibit 3.3 to Registration Statement on Form S-4
           (Commission file No. 333-66592), filed August 2, 2001, and incorporated herein by reference).
  4.1      Specimen certificate for shares of common stock, par value
           $0.01 per share, of the Registrant (filed as Exhibit 4.1 to
           Registration Statement on Form S-1/A (Commission file No.
           333-59174), filed June 20, 2001, and incorporated herein by reference)
  4.2      Specimen certificate for warrants of the Registrant (filed within Exhibit 10.10 to Registration Statement on Form S-1/A
           (Commission file No. 333-59174), filed June 11, 2001, and
           incorporated herein by reference)
  4.3      Specimen certificate for 7.350% Senior Notes due March 1,
           2006, 7.875% Senior Notes due March 1, 2011 and 8.750%
           Senior Notes due March 1, 2031 (filed as Exhibit A within
           Exhibit 4.5 to Registration Statement on Form S-1/A
           (Commission file No. 333-59174), filed June 11, 2001, and
           incorporated herein by reference)
  4.4      Form of Preferred Stock Purchase Rights Agreement between
           AT&T Wireless Services, Inc. and Equiserve Trust Company,
           N.A., as rights agent (filed as Exhibit 4.4 to Registration
           Statement on Form S-1/A (Commission file No. 333-59174),
           filed June 20, 2001, and incorporated herein by reference)
  4.5      Indenture, dated as of March 6, 2001, between AT&T Wireless
           Services, Inc. and The Bank of New York, as trustee (filed as Exhibit 4.5 to Registration Statement on Form S-1/A
           (Commission file No. 333-59174), filed June 11, 2001, and
           incorporated herein by reference)
  5.1      Opinion as to the legality of the securities being
           registered (Filed as Exhibit 5.1 to Registration Statement on Form S-4 (Commission file No. 333-66592), filed August 2,
           2001, and incorporated herein by reference)
 23.1      Consent of PricewaterhouseCoopers LLP
 23.2      Consent of Arthur Andersen LLP
 23.3      Consent of counsel (contained in Exhibit 5.1)
 24.1      Powers of attorney executed by the officers and directors of the Registrant who signed this Registration Statement (filed as Exhibit 24.1 to Registration Statement on Form S-4
           (Commission file No. 333-66592), filed August 2, 2001, and incorporated herein by reference).


                                       E-1